Exhibit 12.1

Statement of Computation of Ratios

	Year Ended December 31,					Year to Date
	2013	2014	2015	2016	2017	March 31, 2018
	(dollars in thousands)
Fixed charges:
Interest expense	$5,416	$4,450	$6,044	$5,586	$7,065	$1,655
Amortization of debt discount and related expenses	295	125	935	1,166	1,187	592
Estimate of interest within rental expense	1,717	1,968	2,450	1,885	2,104	498
Total fixed charges	$7,428	$6,543	$9,429	$8,637	$10,356	$2,745

Earnings available for fixed charges:
Income(loss) from continuing operations before taxes	$(15,721)	$562	$3,425	$(6,729)	$(6,331)	$7,473
Add: Fixed charges	7,428	6,543	9,429	8,637	10,356	2,745
Add: Amortization of capitalized interest	—	—	—	15	20	5
Add: Distributed income of equity investees	—	—	—	—	—	—
Less: Capitalized interest	—	—	(315)	(362)	—	—
Total earnings available for fixed charges	$(8,293)	$7,105	$12,539	$1,561	$4,045	$10,223

Ratio of earnings to fixed charges(1)(2)	N/A	1.09	1.33	N/A	N/A	3.72

Deficit of earnings to fixed charges(2)	$15,721	N/A	N/A	$7,076	$6,311	N/A

(1) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes plus equity in investments and less net income attributable to non-controlling interests. Fixed charges consist of interest, amortization of debt fees and that portion of rent deemed representative of interest. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding.

(2) In 2013, 2016 and 2017, we incurred losses from operations or our earnings were insufficient to cover our fixed charges. As a result, the ratio of earnings to fixed charges is not calculated for these periods as the ratio would be less than 1:1.